EXHIBIT 13.2


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of January 2001

                           CRUSADE MANAGEMENT LIMITED,
                           --------------------------
              as manager of the Crusade Global Trust No. 1 of 1999
             (Exact name of Registrant as specified in its Charter)


             Level 11, 55 Market Street, Sydney, NSW 2000, Australia
             -------------------------------------------------------
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

             Form 20-F  [X]                            Form 40-F [_]


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes [_]                                   No [X]


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________.




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OTHER EVENTS

         As of December 11, 2000 all of the shares in AXA Trustees Limited, the issuer trustee, have been acquired by Perpetual Trustees Australia Limited. As set out in the original offering circular, the notes have been issued by AXA Trustees Limited in its capacity as trustee of the Trust and the personal assets of the issuer are not available for recourse to investors.

         As a result of the change in ownership, the name of AXA Trustees Limited will be changed to Perpetual Trustees Consolidated Limited. The directors of the issuer trustee as of today are:



NAME                    BUSINESS ADDRESS                    PRINCIPAL ACTIVITIES

Graham Bradley          Level 7, 39 Hunter Street           Director
                        Sydney, New South Wales 2000
                        Australia

Gai McGrath             Level 7, 39 Hunter Street           Director
                        Sydney, New South Wales 2000
                        Australia

Michael Stefanovski     Level 7, 39 Hunter Street           Director
                        Sydney, New South Wales 2000
                        Australia

Andrew McKee            Level 7, 39 Hunter Street           Director
                        Sydney, New South Wales 2000
                        Australia




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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, as Trust Manager for the Crusade Global Trust No. 1 of 1999, by the undersigned, thereunto duly authorized.


                                         Crusade Management Limited,
                                            as Trust Manager for the
                                            Crusade Global Trust No. 1 of 1999,
                                            ------------------------------------
                                            (Registrant)



Dated: January __, 2001                  By:  /s/  Roger Desmarchelier
                                            ------------------------------------
                                            Name:  Roger Desmarchelier
                                            Title: Executive Manager






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